Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intercept Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Intercept Pharmaceuticals, Inc. of our reports dated March 1, 2019, with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. and subsidiaries as of December 31, 2018 and 2017 and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of Intercept Pharmaceuticals, Inc.

/s/ KPMG LLP

New York, New York
August 13, 2019